SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Final Amendment)*


NAME OF ISSUER:  Banyan Short Term Income Trust

TITLE OF CLASS OF SECURITIES:  Shares of Beneficial Interest

CUSIP NUMBER:  06683L104000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     John W. Galuchie, Jr.
     Asset Value Fund Limited Partnership
     376 Main Street, P. O. Box 74
     Bedminster, New Jersey 07921
     (908) 234-0300

DATE OF EVENT WHICH REQUIRES FILING:    June 9, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  06683L104000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   0

8.       SHARED VOTING POWER:  0

9.       SOLE DISPOSITIVE POWER:    0

10.      SHARED DISPOSITIVE POWER:  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:     0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.   SECURITY AND ISSUER.

     This Statement is the Final Amendment (this "Schedule") as it relates to the Schedule 13D dated December 21, 1994, filed on behalf of Asset Value Fund Limited Partnership ("Asset Value") with regard to the benefcial ownership of Shares of Benefical Interest, no par value, of Banyan Short Term Income Trust ("Shares"), a Massachusetts business trust which qualifies as a real estate investment trust (the "Trust"). The principal executive offices of the Trust are located at 150 South Wacker Drive, Chicago, Illinois 60606.

     The  capitalized   terms  used  throughout  the  Final  Amendment  and  the
restatement of all prior Amendments, which are not otherwise defined herein, shall have the same meaning as in the original Schedule 13D.

Item 2. IDENTITY AND BACKGROUND.

     (a), (b) and (c) This Schedule is being filed by Asset Value, a limited partnership engaged in investing in securities. The sole general partner of Asset Value is Asset Value Management, Inc. ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), whose principal business is the operation of T. R. Winston & Company, Inc. ("TRW"), its wholly-owned subsididary, which is a securities broker-dealer registered with the National Assocation of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW all maintain offices at 376 Main Street, Bedminster, New Jersey, 07921. (See Exhibits A and B for information, including addresses and principal businesses or occupations, about the executive officers and directors of Asset Value Management and Kent, respectively.)

     (d) During the past five years neither Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Asset Value is a New Jersey limited partnership, and Asset Value Management and Kent are Delaware corporations. TRW is a New Jersey Corporation. All individuals listed on Exhibits A and B are citizens of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of December 30, 1994, Asset Value has acquired 490,300 Shares at an aggregate purchase price of $962,501.50 including brokerage commissions. Asset Value utilized funds on hand for the purchase of the Shares.

     AMENDMENT NO. 1 Item 3 is hereby  amended by the addition of the following:
     Since the previous filing, Asset Value has acquired 81,600 additional Shares at an aggregate purchase price of $164,985.75, including any brokerage commissions. Asset Value utilized funds on hand for the purchase of the Shares.

     AMENDMENT NO. 2 Item 3 is hereby  amended by the addition of the following:
     Since the previous filing, Asset Value has acquired 81,100 Shares at an aggregate purchase price of $173,972.00, including any brokerage commissions. Asset Value utilized funds on hand for the purchase of the Shares.

Item 4.   PURPOSE OF TRANSACTION.

     Asset Value acquired the Shares for capital appreciation. In Asset Value's view, the Shares are undervalued because management has not operated the Trust to maximize shareholder values.

     Asset Value believes that the Trust could reduce its overhead and produce a concomitant increase in earnings. In the opinion of Asset Value, the Trust should consider selling its assets and reinvesting the proceeds in higher yielding properties. In this connection, Asset Value may seek control of the Trust's Board of Trustees, either through negotiation with the current management or in an election. No specific plans have been drawn that would be reportable under Item 4 of Schedule 13D.

     Depending on market conditions and alternative investment opportunities, Asset Value may acquire or sell Shares irrespective of other considerations set forth herein.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on December 30, 1994, Asset Value beneficially owned 490,300 Shares representing 7.35% of Shares reported as outstanding for the quarter ended September 30, 1994.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value in the sixty days preceding the date of this Statement, the dates of such transactions, and the per Share purchase or sale price. The transactions reported herein, unless otherwise indicated, were open market transactions effected on the American Stock Exchange.

     AMENDEMENT NO. 1: Item 5 is hereby amended to update the information provided as follows:

     (a) As of the close of business on January 16, 1995, Asset Value beneficially owned 571,900 Shares, representing 8.58% of the Shares outstanding based on 6,667,410 Shares outstanding on November 10, 1994, as reported in the Form 10-QSB for the nine months ended September 30, 1994.

     AMENDEMENT NO. 2: Item 5 is hereby amended to update the information provided as follows:

     (a) As of the close of business on March 1, 1995, Asset Value benefically owned 653,000 Shares which represents 9.79% of Shares outstanding based on the Shares reported as outstanding in the Form 10-QSB for the nine months ended September 30, 1994.

     FINAL AMENDEMENT: Item 5 is hereby amended to update the information provided as follows:

     On June 9, 1995, Asset Value sold 653,000 Shares at a price of $3.00 per Share (the "Sale"). The Sale was effected in the third market. There were no other transactions in Shares by Asset Value in the past sixty days.

Item 7.  MATERIAL TO BE AS EXHIBITS .

     Exhibit A -    Executive Officers and Directors of Asset Value.
                    (Incorporated herein by reference to Banyan Schedule 13D dated December 21, 1994)

     Exhibit B -    Executive Officers and Directors of Kent.
                    (Incorporated herein by reference to Banyan Schedule 13D dated December 21, 1994)

     Exhibit C -    All  transactions  in  Banyan  Shares  of  Beneficial
                    Interest effected in the past sixty days from the date of the original Schedule 13D dated December 21, 1994 and from the date of each subsequent amendment.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 9, 1995

                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   /S/ JOHN W. GALUCHIE, JR.
                                   -----------------------------
                                   John W. Galuchie, Jr.
                                   Treasurer and Secretary

                                   EXHIBIT C


                                            NUMBER OF                   PRICE
DATE                                    SHARES PURCHASED              PER SHARE*
- ----                                    ----------------              ----------

ORIGINAL SCHEDULE 13 FILED ON
  DECEMBER 21, 1994:

11/01/94                                          500                     1.75
11/03/94                                        3,200                     1.875
11/04/94                                          800                     1.875
11/07/94                                        2,400                     1.875
11/09/94                                          500                     1.875
11/10/94                                          500                     1.875
11/11/94                                        3,500                     1.875
11/11/94                                       37,400                     2.00
11/15/94                                        1,000                     1.875
11/16/94                                        1,400                     2.00
11/18/94                                        1,600                     2.00
11/21/94                                        1,400                     1.875
11/21/94                                        1,000                     1.875
11/22/94                                        1,800                     1.875
11/23/94                                        1,500                     1.875
11/25/94                                        1,000                     1.875
11/28/94                                          200                     1.875
11/29/94                                        1,400                     1.875
11/30/94                                          800                     1.875
12/01/94                                        3,600                     1.875
12/02/94                                        2,000                     1.875
12/05/94                                        5,600                     1.875
12/06/94                                        3,100                     1.875
12/07/94                                        1,800                     1.875
12/08/94                                          800                     1.875
12/13/94                                       13,800                     1.875
12/13/94                                        2,900                     1.875
12/14/94                                        2,400                     1.875
12/15/94                                        6,000                     1.875
12/15/94                                       15,300                     1.75
12/20/94                                        6,200                     2.00
12/21/94                                        7,100                     2.00
12/22/94                                       14,600                     2.00
12/22/94                                        7,000                     2.00
12/22/94                                        2,000                     2.00
12/23/94                                       16,900                     2.00
12/23/94                                        6,000                     2.00
12/27/94                                       15,000                     2.00
12/27/94                                        1,900                     1.875
12/28/94                                       32,900                     1.875
12/29/94                                       54,100                     2.00
12/29/94                                          400                     1.875
12/30/94                                          800                     1.75
12/30/94                                        5,000                     1.875

SCHEDULE 13D/A - AMENDMENT 1:

01/03/95                                          500                     1.875
01/04/95                                        1,200                     1.875
01/05/95                                        1,000                     1.875
01/05/95                                          800                     1.9375
01/06/95                                          100                     1.875
01/09/95                                          400                     1.875
01/09/95                                        2,100                     1.9375
01/10/95                                        1,200                     1.875
01/11/95                                        1,600                     1.875
01/11/95                                       39,000                     2.00
01/13/95                                        4,000                     2.00
01/16/95                                       21,000                     2.00
01/16/95                                          400                     2.0625
01/16/95                                        8,300                     2.125


SCHEDULE 13D/A - AMENDMENT 2:

01/28/95                                        2,800                     2.125
02/24/95                                        2,900                     2.125
02/27/95                                          200                     2.125
02/28/95                                       56,900                     2.125
03/01/95                                       18,300                     2.125


                                            NUMBER OF                  PRICE
DATE                                       SHARES SOLD              PER SHARE*
- ----                                      ------------              ---------

SCHEDULE 13D/A - FINAL:

06/09/95                                       653,000                    3.00

* Exclusive of brokerage commissions, if any.
